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                               January 19, 2022

       John Berg
       Chief Financial Officer
       Guerrilla RF, Inc.
       1196 Pleasant Ridge Road, Suite 5
       Greensboro, North Carolina 27409

                                                        Re: Guerrilla RF, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 23,
2021
                                                            File No. 333-261860

       Dear Dr. Berg:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Anti-takeover provisions in our charter documents, page 34

   1. We note the disclosure here indicates that your "bylaws will provide that the federal district courts of the
United States of America will, to the fullest extent permitted by law, be the exclusive forum
for resolving any complaint asserting a cause of action arising under the Securities
Act." However, Amended and Restated Certificate of Incorporation
                                                        filed as Exhibit 3.2
includes an exclusive forum provision that specifies the Delaware
                                                        Court of Chancery as
the exclusive forum. Please reconcile this apparent inconsistency.
       Intellectual Property, page 46

   2. We note your disclosure on page 46 that your intellectual property includes patents, and trademarks, and that
you have two patents expiring in February 2034. Please expand your
 John Berg
FirstName  LastNameJohn  Berg
Guerrilla RF, Inc.
Comapany
January 19,NameGuerrilla
            2022         RF, Inc.
January
Page 2 19, 2022 Page 2
FirstName LastName
         disclosure to include, to the extent material to an understanding of your company, the duration of your trademarks. See Item 101(h)(4)(vii) of Regulation
S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 51

3. Based on the material amount of sales to the significant customer during each period presented, it appears to us you should consider identifying the significant customer or explain why you do not believe such disclosure is necessary. Also, please clarify or reconcile the disclosures regarding the numbers and percentages of sales attributable to significant customers disclosed in MD&A and the notes to the financial statements with the disclosures under risk factors on pages 13 and 23.
Liquidity and Capital Resources, page 57

4. Please disclose and discuss the terms of the recent private placement offering including, the amount raised, how you intend to use the offering proceeds, and the estimated time period you expect the offering proceeds will fund operations. Executive Compensation, page 69

5. Please update your compensation disclosure as of the fiscal year ended December 31,
         2021. See Item 402 of Regulation S-K.
Selling Stockholders, page 85

6. It appears that some of the selling stockholders are broker-dealers or affiliates of broker-
         dealers, including AMB Investments, LLC. Please identify any selling stockholders who are broker-dealers or affiliates of broker dealers. For any broker-dealers, disclose how they obtained their securities, including whether they received their securities as underwriting compensation. For any affiliates of broker- dealers, disclose whether they purchased their securities in the ordinary course of business and, at the time of the purchase, had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.
7. Please briefly describe the transactions from which the selling stockholders initially received their shares and the exemption relied upon from registration. Warrants, page 92

8. Please disclose information on your warrants including: (1) the period during which the warrants or rights are exercisable, (2) the amount of warrants outstanding before and after the offering, (3) provisions for changes to or adjustments in the exercise price, and (4) any other material terms of the warrants. See Item 202 of Regulation S-K. John Berg
FirstName  LastNameJohn  Berg
Guerrilla RF, Inc.
Comapany
January 19,NameGuerrilla
            2022         RF, Inc.
January
Page 3 19, 2022 Page 3
FirstName LastName
Index to Consolidated Financial Statements, page F-1

9. Given that the reverse acquisition occurred on October 22, 2021, subsequent to the date of the historical financial statements provided in the filing, please be advised that if you intend to seek effectiveness of this registration statement prior to providing updated annual financial statements for the year ended December 31, 2021, you should revise the filing to address the following:
             Provide annual and interim historical financial historical financial statements for
              Laffin as required by Rules 8-02 and 8-03 of Regulation S-X, since the reverse acquisition occurred after the date of the historical financial statements included in
              the filing, Laffin   s historical financial statements are the
financial statements of the
              registrant.
             Continue to present annual and interim historical statements of Guerrilla RF as currently presented and also required by Rules 8-02 and 8-03 of Regulation S-X since, prior to the date of the reverse acquisition, Guerrilla RF s historical financial statements are the financial statements of the predecessor.
             Provide annual and interim pro forma financial statements that reflect the reverse acquisition and private placement offering as required by Rule 8-05 and Article 11 of
              Regulation S-X.
             Provide pro forma earnings per share disclosures for Guerrilla RF that reflect the reverse acquisition, including on page 6.
         Alternatively, if you intend to seek effectiveness of this registration statement subsequent to providing updated annual financial statements for the year ended December 31, 2021, historical financial statements for Laffin and related pro forma financial statements may no longer be required by Article 8 of Regulation S-X since the historical financial statements of the registrant will reflect the reverse acquisition. However, please be advised that subsequent to the date of the reverse acquisition, although Guerrilla RF's historical financial statements will be the financial statements of the registrant, those historical financial statements should be revised to retro-actively reflect the change in equity that occurred as a result of the reverse acquisition. Refer to ASC 805-40-45-1 through 45-5.

2. Basis of Presentation and Summary of Significant Accounting Policies Recent Accounting Pronouncements, page F-12

10. We note that you have disclosed when recently issued accounting standards are effective for you. We note that you did not disclose when you will adopt ASU 2020-05 and ASU
         2020-06. Given your intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, please disclose the dates on which you will adopt recently issued accounting standards, assuming you remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked
         Questions. This comment is also applicable to the interim financial statements.
 John Berg
Guerrilla RF, Inc.
January 19, 2022
Page 4
Note 5 - Debt, page F-16

11. We note that page F-16 states that on July 28, 2020, the Company entered into a promissory note for $250,000 with a member of its Board of Directors with an interest rate of 12% per annum. Please identify the director and file a written description of the agreement. Refer to Item 601(b)(10) of Regulation S-K and Question
146.04 in the
         Regulation S-K section of our Compliance and Disclosure
Interpretations.
12. Subsequent Events, page F-47

12. We note the disclosure that outstanding convertible notes payable were converted to shares of Laffin common stock. Please quantify the dollar amount of notes payable converted and the number of shares of common stock of Laffin they were converted into.

Recent Sale of Unregistered Securities, page II-1

13. Please revise to indicate the section of the Securities Act or rule under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Anne McConnell,
Staff Accountant at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue, Staff Attorney at 202-551-6001 or
Sherry Haywood, Staff Attorney at 202-551-3345 with any other questions.



FirstName LastNameJohn Berg                                    Sincerely,
Comapany NameGuerrilla RF, Inc.
                                                               Division of
Corporation Finance
January 19, 2022 Page 4                                        Office of
Manufacturing
FirstName LastName